OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SYNOVICS PHARMACEUTICALS, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
87063M10 1
(CUSIP Number)

NalinKant Amratlal Rathod JL. Teregong Kecil A/1 Pondok Indah Jakarta , Indonesia	Alex Wiles, Esq. Irell & Manella LLP 1800 Avenue of the Stars Suite 900 Los Angeles, CA 90067 (310) 277-1010

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87063M10 1	Page	2	of	7

1	NAMES OF REPORTING PERSONS: NalinKant Amratlal Rathod

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

India

	7	SOLE VOTING POWER:

NUMBER OF		212,806 SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,390,679 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		212,806 SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,390,679 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,603,485 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	87063M10 1	Page	3	of	7

1	NAMES OF REPORTING PERSONS: Asia Pacific Investment Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,376,393 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

2,376,393 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,376,393 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	87063M10 1	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Technology Resources & Investments Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		-0- SHARES

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		14,286 SHARES

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0- SHARES

WITH	10	SHARED DISPOSITIVE POWER:

14,286 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,286 SHARES

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

SCHEDULE 13D
     This first amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2007, as amended by Amendment No. 1 thereto filed on March 7, 2007 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 4:	PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended by adding the following:
     On March 15, 2007, Mr. Rathod responded to the Company’s refusal to honor his request to reconstitute the Board and certain other issues raised in the Company’s response to that request. His response is attached as Exhibit 99.3 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.3	Letter dated March 15, 2007

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2007	/s/ NalinKant Amratlal Rathod
NalinKant Amratlal Rathod

Dated: March 19, 2007	Asia Pacific Investment Holdings Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

Dated: March 19, 2007	Technology Resources Investments Limited
	By:	/s/ NalinKant Amratlal Rathod
		Name:	NalinKant Amratlal Rathod
		Title:	Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.3	Letter dated March 15, 2007